UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________________________
FORM 6-K
_________________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of, September 2018
_________________________________________________________________
Commission File Number 1-38232
_________________________________________________________________
BlackBerry Limited
(Translation of registrant’s name into English)
_________________________________________________________________
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)
_________________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document
1	BlackBerry Reports Fiscal Year 2019 Second Quarter Results
2	BlackBerry Supplemental Financial Information

Document 1

September 28, 2018

BlackBerry Reports Fiscal Year 2019 Second Quarter Results

•	Non-GAAP total company revenue of $214 million; GAAP total company revenue of $210 million

•	Non-GAAP total software and services revenue of $197 million; GAAP total software and services revenue of $193 million

•	Total software and services billings grew double-digits from the prior year period

•	Record high quarterly revenue for BlackBerry Technology Solutions, driven by growth in the automotive vertical

•	Non-GAAP gross margin of 78%; GAAP gross margin of 77%
Waterloo, Ontario - BlackBerry Limited (NYSE: BB; TSX: BB) today reported financial results for the three months ended August 31, 2018 (all figures in U.S. dollars and U.S. GAAP, except where otherwise indicated).
Second Quarter Fiscal 2019 Results

•
Total company non-GAAP revenue for the second quarter of fiscal 2019 was $214 million with GAAP revenue of $210 million. Total non-GAAP software and services revenue of $197 million, up 1% year-over-year. Total GAAP software and services revenue was $193 million, up 4% year-over-year. Approximately 81% of second quarter software and services revenue (excluding IP licensing and professional services) was recurring. Non-GAAP gross margin was 78% and GAAP gross margin was 77%.

•
Non-GAAP operating income was $17 million, and positive for the tenth consecutive quarter. GAAP operating income was $39 million. Non-GAAP earnings per share was $0.04 (basic and diluted). GAAP net income for the quarter was $0.08 per basic share and a GAAP net loss of $0.04 per diluted share. GAAP net income includes $22 million for acquired intangibles amortization expense, $21 million in stock compensation expense, $3 million in restructuring charges, a benefit of $70 million related to the fair value adjustment on the debentures, and other amounts as summarized in a table below.

•
Total cash, cash equivalents, short-term and long-term investments was $2.4 billion as of August 31, 2018. Free cash flow, before considering the impact of restructuring and legal proceedings, was positive $37 million. Cash generated from operations was $31 million and capital expenditures were $4 million. Excluding $605 million in the face value of the company’s debt, the net cash balance at the end of the quarter was $1.7 billion.

“In the quarter, we exceeded our financial expectations driven by sequential growth in both our BlackBerry Technology Solutions and Enterprise Software and Services businesses” said John Chen, Executive Chairman and CEO, BlackBerry. “I am very encouraged by BlackBerry’s leadership opportunities in the fast-growing Enterprise of Things, and by our strategy to capitalize on these significant future opportunities with BlackBerry Spark, our platform to securely communicate and collaborate between smart endpoints.”
Outlook
BlackBerry re-affirms its outlook for fiscal 2019, as follows:

•	Total company software and services billings growth is expected to be double-digits

•	Total software and services revenue growth of between 8% to 10% year-over-year

•	Non-GAAP EPS is expected to be positive

•	Free cash flow is expected to be positive for the full year, before considering the impact of restructuring and legal proceedings

Reconciliation of GAAP revenue, gross margin, gross margin percentage, income before income taxes, net income and basic earnings per share to Non-GAAP revenue, gross margin, gross margin percentage, income before income taxes, net income and basic earnings per share for the three months ended August 31, 2018:

Q2 Fiscal 2019 Non-GAAP Adjustments		For the Three Months Ended August 31, 2018 (in millions, except for per share amounts)
	Income statement location	Revenue	Gross margin (before taxes)	Gross margin % (before taxes)	Income before income taxes	Net income	Basic earnings per share
As reported		$210	$161	76.7%	$44	$43	$0.08
Debentures fair value adjustment (2)	Debentures fair value adjustment	—	—	—%	(70)	(70)
Restructuring charges (3)	Cost of sales	—	1	0.4%	1	1
Restructuring charges (3)	Selling, marketing and administration	—	—	—%	2	2
Software deferred revenue acquired (4)	Revenue	4	4	0.5%	4	4
Stock compensation expense (5)	Cost of sales	—	1	0.4%	1	1
Stock compensation expense (5)	Research and development	—	—	—%	3	3
Stock compensation expense (5)	Selling, marketing and administration	—	—	—%	17	17
Acquired intangibles amortization (6)	Amortization	—	—	—%	22	22
Business acquisition and integration costs recovered (7)	Selling, marketing and administration	—	—	—%	(2)	(2)
Adjusted		$214	$167	78.0%	$22	$21	$0.04
Note: Non-GAAP revenue, non-GAAP gross margin, non-GAAP gross margin percentage, non-GAAP income before income taxes, non-GAAP net income and non-GAAP basic earnings per share do not have a standardized meaning prescribed by GAAP and thus are not comparable to similarly titled measures presented by other issuers. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. Investors should consider these non-GAAP measures in the context of the Company’s GAAP results.

(1)
During the second quarter of fiscal 2019, the Company reported GAAP gross margin of $161 million or 76.7% of revenue. Excluding the impact of restructuring charges and stock compensation expense included in cost of sales and software deferred revenue acquired included in revenue, the non-GAAP gross margin was $167 million, or 78.0% of revenue.

(2)
During the second quarter of fiscal 2019, the Company recorded the Q2 Fiscal 2019 Debentures Fair Value Adjustment of $70 million. This adjustment was presented on a separate line in the Consolidated Statements of Operations.

(3)
During the second quarter of fiscal 2019, the Company incurred restructuring charges of approximately $3 million, of which $1 million was included in cost of sales and $2 million was included in selling, marketing and administration expense.

(4)
During the second quarter of fiscal 2019, the Company recorded software deferred revenue acquired but not recognized due to business combination accounting rules of $4 million, which was included in enterprise software and services revenue.

(5)
During the second quarter of fiscal 2019, the Company recorded stock compensation expense of $21 million, of which $1 million was included in cost of sales, $3 million was included in research and development, and $17 million was included in selling, marketing and administration expense.

(6)	During the second quarter of fiscal 2019, the Company recorded amortization of intangible assets acquired through business combinations of $22 million, which was included in amortization expense.

(7)
During the second quarter of fiscal 2019, the Company recorded business acquisition and integration costs recovered through business combinations of $2 million, which was included in selling, marketing and administration expense.

Supplementary Geographic Revenue Breakdown

BlackBerry Limited
(United States dollars, in millions)
Revenue by Region

	For the Quarters Ended
	August 31, 2018		May 31, 2018		February 28, 2018		November 30, 2017		August 31, 2017
North America	$133	63.3%	$139	65.3%	$147	63.1%	$133	58.9%	$133	55.9%
Europe, Middle East and Africa	53	25.3%	52	24.4%	63	27.0%	69	30.5%	76	31.9%
Other regions	24	11.4%	22	10.3%	23	9.9%	24	10.6%	29	12.2%
Total	$210	100.0%	$213	100.0%	$233	100.0%	$226	100.0%	$238	100.0%
Supplementary Revenue by Product and Service Type Breakdown

BlackBerry Limited
(United States dollars, in millions)
Revenue by Product and Service Type

	US GAAP		Adjustments		Non-GAAP
	For the Three Months Ended		For the Three Months Ended		For the Three Months Ended
	August 31, 2018	August 31, 2017	August 31, 2018	August 31, 2017	August 31, 2018	August 31, 2017
Enterprise software and services	$88	$91	$4	$11	$92	$102
BlackBerry Technology Solutions	49	38	—	—	49	38
Licensing, IP and other	56	56	—	—	56	56
Handheld devices	5	16	—	—	5	16
SAF	12	37	—	—	12	37
Total	$210	$238	$4	$11	$214	$249

Conference Call and Webcast
A conference call and live webcast will be held today beginning at 8 a.m. ET, which can be accessed by dialing 1-866-393-4306 or by logging on at http://ca.blackberry.com/company/investors/events.html. A replay of the conference call will also be available at approximately 11 a.m. ET by dialing 1-800-585-8367 and entering Conference ID #7069667 and at the link above.
About BlackBerry
BlackBerry is an enterprise software and services company focused on securing and managing IoT endpoints. The company does this with BlackBerry Secure, an end-to-end Enterprise of Things platform, comprised of its enterprise communication and collaboration software and safety-certified embedded solutions.

Based in Waterloo, Ontario, BlackBerry was founded in 1984 and operates in North America, Europe, Asia, Australia, Middle East, Latin America and Africa. The Company trades under the ticker symbol "BB" on the Toronto Stock Exchange and the New York Stock Exchange. For more information visit BlackBerry.com, and follow the company on LinkedIn, Twitter and Facebook.

Investor Contact:
BlackBerry Investor Relations
+1-519-888-7465
investor_relations@blackberry.com

Media Contact:
BlackBerry Media Relations
(519) 597-7273
mediarelations@blackberry.com

###

This news release contains forward-looking statements within the meaning of certain securities laws, including under the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including statements regarding: the Company’s plans, strategies and objectives, including the anticipated benefits of its strategic initiatives and its intentions to grow revenue and increase and enhance its product and service offerings; and the Company’s expectations regarding its free cash flow, total software and services revenue growth, total software and services billings growth, and non-GAAP earnings per share for fiscal 2019.

The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “could”, “intend”, “believe”, “target”, “plan” and similar expressions are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry in light of its experience, historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including the following risks: BlackBerry’s ability to enhance, develop, introduce or monetize products and services for the enterprise market in a timely manner with competitive pricing, features and performance; BlackBerry’s ability to maintain or expand its customer base for its software and services offerings to grow revenue or achieve sustained profitability; the intense competition faced by BlackBerry; the occurrence or perception of a breach of BlackBerry’s network or product security measures or an inappropriate disclosure of confidential or personal information; risks related to BlackBerry’s continuing ability to attract new personnel, retain existing key personnel and manage its staffing effectively; BlackBerry’s dependence on its relationships with resellers and distributors; the risk that network disruptions or other business interruptions could have a material adverse effect on BlackBerry’s business and harm its reputation; risks related to acquisitions, divestitures, investments and other business initiatives, which may negatively affect BlackBerry’s results of operations; risks related to BlackBerry’s products and services being dependent upon interoperability with rapidly changing systems provided by third parties; BlackBerry’s ability to generate revenue and profitability through the licensing of security software and services or the BlackBerry brand to device manufacturers; the risk that failure to protect BlackBerry’s intellectual property could harm its ability to compete effectively and BlackBerry may not earn the revenues it expects from intellectual property rights; the risk that BlackBerry could be found to have infringed on the intellectual property rights of others; the risk that litigation against BlackBerry may result in adverse outcomes; risks related to the use and management of user data and personal information, which could give rise to liabilities as a result of legal, customer and other third-party requirements; BlackBerry’s ability to obtain rights to use third-party software; the substantial asset risk faced by BlackBerry, including the potential for charges related to its long-lived assets and goodwill; risks related to BlackBerry’s indebtedness, which could adversely affect its operating flexibility and financial condition; risks related to government regulations applicable to BlackBerry’s products and services, including products containing encryption capabilities, which could negatively impact BlackBerry’s business; risks related to foreign operations, including fluctuations in foreign currencies; risks associated with any errors in BlackBerry’s products and services, which can be difficult to remedy and could have a material adverse effect on BlackBerry’s business; risks related to the failure of BlackBerry’s suppliers, subcontractors, third-party distributors and representatives to use acceptable ethical business practices or comply with applicable laws; BlackBerry’s reliance on third parties to manufacture and repair its hardware products; risks related to fostering an ecosystem of third-party application developers; risks related to regulations regarding health and safety, hazardous materials usage and conflict minerals, and to product certification risks; risks related to tax provision changes, the adoption of new tax legislation, or exposure to additional tax liabilities; risks related to the fluctuation of BlackBerry’s quarterly revenue and operating results; the volatility of the market price of BlackBerry’s common shares; and risks related to adverse economic and geopolitical conditions.
These risk factors and others relating to BlackBerry are discussed in greater detail in BlackBerry’s Annual Information Form, which is included in its Annual Report on Form 40-F and the “Cautionary Note Regarding Forward-Looking Statements” section of BlackBerry’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov). All of these factors should be considered carefully, and readers should not place undue reliance on BlackBerry’s forward-looking statements. Any statements that are forward-looking statements are intended to enable BlackBerry’s shareholders to view the anticipated performance and prospects of BlackBerry from management’s perspective at the time such statements are made, and they are subject to the risks that are inherent in all forward-looking statements, as described above, as well as difficulties in forecasting BlackBerry’s financial results and performance for future periods, particularly over longer periods, given the ongoing transition in BlackBerry’s business strategy and the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the industries in which BlackBerry operates. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

###

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except share and per share amounts) (unaudited)

Consolidated Statements of Operations

	For the Three Months Ended			For the Six Months Ended
	August 31, 2018	May 31, 2018	August 31, 2017	August 31, 2018	August 31, 2017
Revenue	$210	$213	$238	$423	$473
Cost of sales	49	52	63	101	148
Gross margin	161	161	175	322	325
Gross margin %	76.7%	75.6%	73.5%	76.1%	68.7%
Operating expenses
Research and development	51	61	60	112	121
Selling, marketing and administration	106	100	113	206	223
Amortization	35	37	39	72	79
Impairment of long-lived assets	—	—	11	—	11
Debentures fair value adjustment	(70)	28	(70)	(42)	148
Qualcomm arbitration award	—	—	—	—	(815)
	122	226	153	348	(233)
Operating income (loss)	39	(65)	22	(26)	558
Investment income, net	5	6	1	11	137
Income (loss) before income taxes	44	(59)	23	(15)	695
Provision for income taxes	1	1	4	2	5
Net income (loss)	$43	$(60)	$19	$(17)	$690
Earnings (loss) per share
Basic	$0.08	$(0.11)	$0.04	$(0.03)	$1.30
Diluted	$(0.04)	$(0.11)	$(0.08)	$(0.08)	$1.26

Weighted-average number of common shares outstanding (000s)
Basic	537,299	536,964	531,381	537,136	531,234
Diluted	597,799	536,964	591,881	597,636	546,132
Total common shares outstanding (000s)	537,768	537,112	530,411	537,768	530,411

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions) (unaudited)

Consolidated Balance Sheets

	As at
	August 31, 2018	February 28, 2018
Assets
Current
Cash and cash equivalents	$581	$816
Short-term investments	1,683	1,443
Accounts receivable, net	145	151
Other receivables	52	71
Income taxes receivable	15	26
Other current assets	52	38
	2,528	2,545
Restricted cash and cash equivalents	32	39
Long-term investments	56	55
Other long-term assets	33	28
Deferred income tax assets	2	3
Property, plant and equipment, net	63	64
Goodwill	566	569
Intangible assets, net	422	477
	$3,702	$3,780
Liabilities
Current
Accounts payable	$34	$46
Accrued liabilities	162	205
Income taxes payable	20	18
Deferred revenue, current	177	142
	393	411
Deferred revenue, non-current	108	53
Other long-term liabilities	17	23
Long-term debt	739	782
Deferred income tax liabilities	5	6
	1,262	1,275
Shareholders’ equity
Capital stock and additional paid-in capital	2,600	2,560
Deficit	(142)	(45)
Accumulated other comprehensive loss	(18)	(10)
	2,440	2,505
	$3,702	$3,780

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions) (unaudited)

Consolidated Statements of Cash Flows

	For the Six Months Ended
	August 31, 2018	August 31, 2017
Cash flows from operating activities
Net income (loss)	$(17)	$690
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Amortization	79	96
Deferred income taxes	—	(2)
Stock-based compensation	39	24
Impairment of long-lived assets	—	11
Loss on sale, disposal and abandonment of long-lived assets	—	4
Debentures fair value adjustment	(42)	148
Other long-term receivables	—	(30)
Other	2	(3)
Net changes in working capital items:
Accounts receivable, net	6	45
Other receivables	19	(11)
Income taxes receivable	11	(2)
Other assets	(9)	31
Accounts payable	(12)	(43)
Income taxes payable	2	4
Accrued liabilities	(43)	(49)
Deferred revenue	(7)	(42)
Other long-term liabilities	(6)	(4)
Net cash provided by operating activities	22	867
Cash flows from investing activities
Acquisition of long-term investments	(1)	(25)
Proceeds on sale or maturity of long-term investments	—	1
Acquisition of property, plant and equipment	(9)	(6)
Proceeds on sale of property, plant and equipment	1	3
Acquisition of intangible assets	(16)	(14)
Acquisition of short-term investments	(2,178)	(1,693)
Proceeds on sale or maturity of short-term investments	1,939	732
Net cash used in investing activities	(264)	(1,002)
Cash flows from financing activities
Issuance of common shares	2	3
Common shares repurchased	—	(17)
Net cash provided by (used in) financing activities	2	(14)
Effect of foreign exchange gain (loss) on cash, cash equivalents, restricted cash, and restricted cash equivalents	(2)	3
Net decrease in cash, cash equivalents, restricted cash, and restricted cash equivalents during the period	(242)	(146)
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	855	785
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$613	$639

As at	August 31, 2018	February 28, 2018
Cash and cash equivalents	$581	$816
Restricted cash and cash equivalents	$32	$39
Short-term investments	$1,683	$1,443
Long-term investments	$56	$55

Document 2

BlackBerry Investor Relations Income Statement Summary

GAAP Income Statement (Three Months Ended)	Q1 FY18	Q2 FY18	Q3 FY18	Q4 FY18	FY18	Q1 FY19	Q2 FY19

Enterprise software and services	$92	$91	$97	$108	$388	$79	$88
BlackBerry Technology Solutions	36	38	43	46	163	47	49
Licensing, IP & other	32	56	50	58	196	63	56
Software and services	160	185	190	212	747	189	193
Handheld devices	37	16	9	2	64	8	5
Service access fees	38	37	27	19	121	16	12
Revenue	235	238	226	233	932	213	210
Cost of sales	85	63	58	56	262	52	49
Gross margin	150	175	168	177	670	161	161
Operating expenses
Research and development	61	60	60	58	239	61	51
Selling, marketing and administration	110	113	120	133	476	100	106
Amortization	40	39	37	37	153	37	35
Impairment of long-lived assets	—	11	—	—	11	—	—
Debentures fair value adjustment	218	(70)	77	(34)	191	28	(70)
Arbitration awards (charges)	(815)	—	132	—	(683)	—	—
Total operating expenses	(386)	153	426	194	387	226	122
Operating income (loss)	536	22	(258)	(17)	283	(65)	39
Investment income (loss), net	136	1	(17)	3	123	6	5
Income (loss) before income taxes	672	23	(275)	(14)	406	(59)	44
Provision for (recovery of) income taxes	1	4	—	(4)	1	1	1
Net income (loss)	$671	$19	$(275)	$(10)	$405	$(60)	$43
Earnings (loss) per share
Basic earnings (loss) per share	$1.26	$0.04	$(0.52)	$(0.02)	$0.76	$(0.11)	$0.08
Diluted earnings (loss) per share	$1.23	$(0.08)	$(0.52)	$(0.06)	$0.74	$(0.11)	$(0.04)
Weighted-average number of common shares outstanding (000s)
Basic	531,096	531,381	532,496	536,594	532,888	536,964	537,299
Diluted	544,077	591,881	532,496	597,094	545,886	536,964	597,799

Non-GAAP Adjustments (Three Months Ended, Pre-Tax and After Tax)	Q1 FY18	Q2 FY18	Q3 FY18	Q4 FY18	FY18	Q1 FY19	Q2 FY19
LLA impairment charge	$—	$11	$—	$—	$11	$—	$—
Debentures fair value adjustment	218	(70)	77	(34)	191	28	(70)
Restructuring charges	17	18	20	28	82	4	3
Software deferred revenue acquired	9	11	9	6	35	4	4
Stock compensation expense	13	12	12	13	49	18	21
Acquired intangibles amortization	25	24	23	22	95	22	22
Business acquisition and integration	11	1	1	—	14	1	(2)
Arbitration charges (awards)	(954)	—	149	(1)	(806)	—	—
Legacy royalty adjustments	—	—	—	1	1	—	—
Total Non-GAAP Adjustments	$(661)	$7	$291	$35	$(328)	$77	$(22)

Non-GAAP Gross Profit	Q1 FY18	Q2 FY18	Q3 FY18	Q4 FY18	FY18	Q1 FY19	Q2 FY19
GAAP revenue	$235	$238	$226	$233	$932	$213	$210
Software deferred revenue acquired	9	11	9	6	35	4	4
Non-GAAP revenue	244	249	235	239	967	217	214
Total cost of sales	85	63	58	56	262	52	49
Non-GAAP adjustments to cost of sales	(4)	(4)	(3)	(5)	(16)	(1)	(2)
Non-GAAP Gross Profit	$163	$190	$180	$188	$721	$166	$167

Adjusted EBITDA	Q1 FY18	Q2 FY18	Q3 FY18	Q4 FY18	FY18	Q1 FY19	Q2 FY19
GAAP operating income (loss)	$536	$22	$(258)	$(17)	$283	$(65)	$39
Non-GAAP adjustments to operating income (loss)	(522)	7	274	36	(205)	77	(22)
Non-GAAP operating income	14	29	16	19	78	12	17
Amortization	51	45	42	39	177	41	38
Acquired intangibles amortization	(25)	(24)	(23)	(22)	(95)	(22)	(22)
Adjusted EBITDA	$40	$50	$35	$36	$160	$31	$33

Reconciliation from GAAP Net Income (Loss) to Non-GAAP Net Income and Non-GAAP Earnings per Share	Q1 FY18	Q2 FY18	Q3 FY18	Q4 FY18	FY18	Q1 FY19	Q2 FY19
GAAP net income (loss)	$671	$19	$(275)	$(10)	$405	$(60)	$43
Total Non-GAAP adjustments (three months ended, after-tax)	(661)	7	291	35	(328)	77	(22)
Non-GAAP Net Income	$10	$26	$16	$25	$77	$17	$21
Non-GAAP Earnings per Share	$0.02	$0.05	$0.03	$0.05	$0.14	$0.03	$0.04
Shares outstanding for Non-GAAP earnings per share reconciliation	531,096	531,381	532,496	536,594	532,888	536,964	537,299

Non-GAAP revenue, non-GAAP income before income taxes, non-GAAP net income, non-GAAP gross profit, adjusted EBITDA and non-GAAP earnings per share do not have a standardized meaning prescribed by GAAP and thus are not comparable to similarly titled measures presented by other issuers. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. This non-GAAP information should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. You are encouraged to review the Company’s filings on SEDAR and EDGAR. The Company makes no commitment to update the information above subsequently.

BlackBerry Investor Relations Pre-Tax Restructuring Details

	Q1 FY18	Q2 FY18	Q3 FY18	Q4 FY18	FY18	Q1 FY19	Q2 FY19
Cost of sales	$3	$3	$2	$3	$11	$—	$1
Research and development	3	1	1	—	5	2	—
Selling, marketing and administration	11	14	17	25	66	2	2
Total restructuring charges	$17	$18	$20	$28	$82	$4	$3
BlackBerry Investor Relations Amortization of Intangibles and Property, Plant and Equipment Details

	Q1 FY18	Q2 FY18	Q3 FY18	Q4 FY18	FY18	Q1 FY19	Q2 FY19
Cost of sales amortization
Property, plant and equipment	$7	$4	$5	$2	$18	$2	$1
Intangible assets	4	2	—	—	6	2	2
Total in cost of sales	11	6	5	2	24	4	3

Operating expenses amortization
Property, plant and equipment	5	5	3	5	18	3	3
Intangible assets	35	34	34	32	135	34	32
Total in operating expenses amortization	40	39	37	37	153	37	35

Total amortization
Property, plant and equipment	12	9	8	7	36	5	4
Intangible assets	39	36	34	32	141	36	34
Total amortization	$51	$45	$42	$39	$177	$41	$38

The information above is supplied to provide meaningful supplemental information regarding the Company’s operating results because such information excludes amounts that are not necessarily related to its operating results. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. This non-GAAP information should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. You are encouraged to review the Company’s filings on SEDAR and EDGAR. The Company makes no commitment to update the information above subsequently.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	September 28, 2018	By:	/s/ Steven Capelli
			Name:	Steven Capelli
			Title:	Chief Financial Officer & Chief Operating Officer